September 16,
2019

Jeffrey Nau
Chief Executive Officer
Oyster Point Pharma, Inc.
202 Carnegie Center, Suite 109
Princeton, NJ 08540

       Re: Oyster Point Pharma, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 6, 2019
           CIK No. 0001720725

Dear Dr. Nau:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 21, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your response to comment 1 and reissue in part. Please revise throughout to remove statements that compare the results of clinical trials and preclinical studies to other drug candidates, products and treatments unless the comparisons are based on a head-to-
       head trial. For example, revise your disclosure on page 2 to remove your the statements related to the failure of Restasis and Xiidra to show statistically significant improvements in both signs and symptoms of DED in any single registrational clinical trial unless you conducted a head-to-head clinical trial of these drugs with OC-O1. Jeffrey Nau
Oyster Point Pharma, Inc.
September 16, 2019
Page 2
2. We note your response to comment 2 and reissue. Please balance your disclosure regarding the sales of Restasis and Xiiadra to explicitly clarify here that there is no guarantee that OC-01 or any of your product candidates will be approved by the FDA and that, even if they are approved by the FDA, there is no guarantee that you will earn revenues comparable to either Restatis or Xiiadra.
3. We note your response to comment 3 that the survey of eye care practitioners disclosed on pages 1, 82 and 87 was a third party survey commissioned by you. Please tell us whether you commissioned this study for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act.
         Also, revise page 1 to provide additional information regarding the survey, including when the survey was conducted, how the eye practitioners were selected and the number surveyed, and also clarify that the term "successfully" was not specifically defined in the survey as an objective standard but was a subjective determination made by each respondent.
Business
Intellectual Property, page 105

4. We note your response to comment 10. Please explain in greater detail why you do not expect any additional payments to be made pursuant to the OC-02 Agreement in the near term and therefore have concluded that the agreement is not material under Item 601 of
         Regulation S-K.
Executive Compensation
Employment Arrangements with Our Named Executive Officers and other Executive Officers., page 126

5. We note your disclosure that Mr. Murray is subject to the terms of the consulting agreement between you and FLG Partners. Please disclose the material terms of the consulting agreement pursuant to Item 404 of Regulation S-K or tell us why such disclosure is not required.
       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie. Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameJeffrey Nau                                Sincerely,
Comapany NameOyster Point Pharma, Inc.
                                                             Division of
Corporation Finance
September 16, 2019 Page 2                                    Office of
Healthcare & Insurance
FirstName LastName